SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒            Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      ☐            No      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      ☐            No      ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      ☐            No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Minutes of the 115th Board of Directors’ Meeting” dated on February 21, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 115th Board of Directors’ Meeting

February 21, 2005 (05 pages)

For more information, please contact:

Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	dgomes@telefonica.com.br
URL:	www.telefonica.com.br

(São Paulo – Brazil; February 21, 2005) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 115th Board of Directors’ meeting held on February 21, 2005:

1. DATE, TIME AND PLACE OF THE MEETING: February 21, 2005, at 11:30 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851 - 21st Floor, in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – Chairman of the Board of Directors and Director Manoel Luiz Ferrão de Amorim.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal “quorum” to proceed with the meeting was verified, according to the Company’s bylaws. Directors: Mr. José María Álvarez-Pallete López, Mr. José Fernando de Almansa Moreno-Barreda, Mr. Guillermo Pablo Ansaldo, Mr. Javier Nadal Ariño, Mr. Juan Carlos Ros Brugueras and Ms. Rosa Cullell Muniesa attended the meeting via videoconference from Madrid, Spain. In accordance with the established in article 163, paragraph 3 of the Law # 6404/76, the following members of the Audit Committee were also present for the discussion of the topics contained in these minutes: Mr. Wolney Querino Schuler Carvalho, Mr Cleuton Augusto Alvez, Mr. Oswaldo Vieira da Luz e Mr. André Cavalcanti Banks da Rocha.

4. AGENDA AND RESOLUTIONS:

I) FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2004 – The Board of Directors discussed the Annual Report and the consolidated Financial Statements for the fiscal year 2004, prepared under the norms established in chapters XV and XVI of Law 6404/76, including the Balance Sheet (individual and consolidated) for Telecomunicações de São Paulo S/A – Telesp as of December 31, 2004 and 2003, Profits and Losses statement, Net Equity Changes statement and Origins of Funds and Applications statement, complemented by the Explanatory Notes and duly accompanied by the Report of Independent Auditors “Deloitte Touche Tohmatsu”. The Auditors’ report was issued under the following terms: “REPORT OF THE INDEPENDENT AUDITORS – To the shareholders and Executives of Telecomunicações de São Paulo S.A. – Telesp – São Paulo – SP: 1) We have examined the balance sheets (individual and consolidated) of Telecomunicações de São Paulo S.A. – Telesp, dated as of December 31, 2004 and 2003, and the corresponding statements of profits and losses, net equity changes (controller) and origins of funds and applications referred to the fiscal years ended in the aforementioned dates, prepared under the responsibility of the Executive Management. Our responsibility is to express an opinion about such financial statements. 2) Our exams were conducted in accordance with the Brazilian norms for auditing and included: (a) planning of tasks, considering the relevance of balances, the volume of transactions and the accounting and internal control system of the Company and its subsidiaries; (b) the verifying, based on tests, of the evidence and records that support the values and accounting information disclosed; and (c) the evaluation of the more representative procedures and accounting estimates adopted by the Executive Management of the Company and its subsidiaries, as well as the presentation of the financial statements as a whole. 3) In our opinion, the financial statements referenced in paragraph 1 adequately represent, in all the relevant aspects, the equity and financial position of Telecomunicações de São Paulo S.A. – Telesp, controlled and consolidated, as of December 31, 2004 and 2003, the result of operations, the changes in the net equity (controller) and the origin and application of resources corresponding to the fiscal years ended in such dates, in accordance with the accounting principles in place in Brazil. São Paulo, February 02, 2005. Deloitte Touche Tohmatsu Auditores Independentes – CRC #2 SP 011609/O-8 Mauricio Pires de Andrade Resende – Accountant CRC #1 MG 049699/O-2 “T” SP”. In addition to the Financial Statements, the proposal for the Allocation of the Results was presented in the following terms:

“Proposal from the Management for the Allocation of the Results of Operations of the Fiscal Year 2004

In accordance with the current legal regulation about the subject, the Management proposes that the allocation of the Net Income of the year, amounting to R$2,181,149,354.44 (two billion, one hundred eighty one million, one hundred forty nine thousand, three hundred fifty four reais and forty four cents) accounted in the “Retained Earnings” account of the Balance Sheet as of December 31, 2004, shall be as follows:

Net Income of the year	2,181,149,354.44
Legal Reserve	(109,057,467.72)

Adjusted Net Income	2,072,091,886.72

Intermediary Dividends granted on April 07, 2004	(613,570,000.00)
Interest on the Company’s net worth granted on April 07, 2004	(295,800,000.00)
Intermediary Dividends granted on October 05, 2004	(1,596,120,000.00)
Interest on the Company’s net worth granted on October 05, 2004	(592,800,000.00)

Exceeding value over the Net Income of the Year	(1,026,198,113.28)

1-	LEGAL RESERVE

In accordance with the article 193 of Law # 6404/76, 5% (five percent) of net income shall be allocated to set up a legal reserve of R$109,057,467.72 (one hundred nine million, fifty seven thousand, four hundred sixty seven reais and seventy two cents).

2-	INTERMEDIARY DIVIDENDS

In accordance with the article 7, in conjunction with articles 22, 27 and 28 of the Company’s Bylaws, as well as articles 204 and 205 of the Law # 6404/76, the Management granted the allocation of intermediary dividends from April 23, 2004 on in the amount of R$613,570,000.00 (six hundred thirteen million seven hundred seventy thousand reais) based on retained earnings of the last annual balance sheet for the common and preferred shareholders registered as such by the end of the day on April 07, 2004. After that date, the shares were considered as “ex-dividends”. This dividend was charged to the mandatory minimum dividend for the fiscal year 2004. On October 05, 2004, the Management granted the allocation of intermediary dividends from October 29, 2004 on in the amount of R$1,596,120,000.00 (one billion, five hundred ninety six million one hundred twenty thousand reais) based on the financial statements as of June 30, 2004 for the common and preferred shareholders registered as such by the end of the day on October 05, 2003. After that date, the shares were considered as “ex-dividends”. This dividend was charged to the mandatory minimum dividend for the fiscal year 2004.

3-	INTEREST ON COMPANY’S NET WORTH

In accordance with the terms of article 7 combined with articles 22, 27 and 29 of the Company’s bylaws, as well as article 202, items I, II and III of the Law # 6404/76, the Management approved the allocation of an amount of R$295,800,000.00 (two hundred ninety five million, eight hundred thousand reais) is allocated as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend, set in accordance with article 9 of the Law # 9249/95. Once withheld the income tax, it results in an amount of R$251,430,000.00 (two hundred fifty one million, four hundred thirty thousand reais), declared to the shareholders on April 07, 2004, based on the shareholder registry by the end of the day on April 07, 2004, distributed as follows:

Interest on Company’s Net Worth	295,800,000.00
(-) Withholding Income Tax:	(44,370,000.00)

Net Value of Interests attributed on Dividends	251,430,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	92,894,959.93
Preferred Shares	202,905,040.07
(-) Withholding Income Tax	(44,370,000.00)

Net value of the interest attributed to dividends	251,430,000.00

On October 05, 2004, the Management approved the allocation of an amount of R$592,800,000.00 (five hundred ninety two million, eight hundred thousand reais) as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend, set in accordance with article 9 of the Law # 9249/95. Once withheld the income tax, it results in an amount of R$503,880,000.00 (five hundred three million, eight hundred eighty thousand reais), declared to the shareholders based on the shareholder registry by the end of the day on October 05, 2004, distributed as follows:

Interest on Company’s Net Worth	592,800,000.00
(-) Withholding Income Tax:	(88,920,000.00)

Net Value of Interests attributed on Dividends	503,880,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	186,166,775.67
Preferred Shares	406,633,224.33
(-) Withholding Income Tax	(88,920,000.00)

Net value of the interest attributed to dividends	503,880,000.00

The exempt shareholders will receive the full amount of the Interest on Company’s Net Worth, disregarding the income tax withholding.

4-	RETAINED EARNINGS

The net income of the year was fully absorbed by the allocation of the retained earnings, dividends and interest on the Company’s net worth, and as a consequence of those allocations, a fraction of the past retained earnings was used representing an amount of R$1,026,198,113.28 (one billion, twenty six million, one hundred ninety eight thousand, one hundred thirteen reais and twenty eight cents).

5-	DIVIDEND AND INTEREST ON THE COMPANY’S NET WORTH PAYMENT

The distribution of dividends and interest on Company’s net worth is shown as follows:

a) Intermediary Dividends are granted in accordance with articles 7 and 28 of the Company’s Bylaws and articles 204 and 205 of the Law # 6404/76 in the amount of R$613,570,000.00 (six hundred thirteen million, five hundred seventy thousand reais) to be paid starting on April 23, 2004 to the shareholders registered as such by the end of the day on April 07, 2004:

Type of share

	Common	Preferred (*)
Dividends per lot of thousand shares	1.165553357353	1.282108693088

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

b) Intermediary Dividends are granted in accordance with articles 7 and 28 of the Company’s Bylaws and articles 204 and 205 of the Law # 6404/76 in the amount of R$1,596,120,000.00 (one billion, five hundred ninety six million, one hundred twenty thousand reais) to be paid starting on October 29, 2004 to the shareholders registered as such by the end of the day on October 05, 2004:

Type of share

	Common	Preferred (*)
Dividends per lot of thousand shares	3.032030615476	3.335233677024

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

c) Interest on the Company’s net worth charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 27, in the amount of R$295,800,000.00 (two hundred ninety five million, eight hundred eighty thousand reais) to be paid starting on April 23, 2004 to the shareholders registered as such by the end of the day on April 07, 2004:

Interest on Company’s Net Worth	295,800,000.00

Common Shares	92,894,959.93
Preferred Shares	202,905,040.07
(-) Withholding Income Tax	(44,370,000.00)

Net Value of Interests attributed to Dividends	251,430,000.00

Value for lot of thousand shares R$

	Gross Value	Net Value
Common shares	0.561909290065	0.477622896555
Preferred shares (*)	0.618100219071	0.525385186210

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

d) Interest on the Company’s net worth charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 27, in the amount of R$592,800,000.00 (five hundred ninety two million, eight hundred thousand reais) to be paid starting on October 29, 2004 to the shareholders registered as such by the end of the day on October 05, 2004:

Interest on Company’s Net Worth	592,800,000.00

Common Shares	186,166,775.67
Preferred Shares	406,633,224.33
(-) Withholding Income Tax	(88,920,000.00)

Net Value of Interests attributed to Dividends	503,880,000.00

Value for lot of thousand shares R$

	Gross Value	Net Value
Common shares	1.126098131001	0.957183411351
Preferred shares (*)	1.238707944102	1.052901752487

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

6-	CAPITAL STOCK

The Capital Stock of the Company at the end of the fiscal year was R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven reais and eighty eight cents), divided in 165,320,206,602 common shares and 328,272,072,739 preferred shares, totaling 493,592,279,341 shares, all at par value.”

After the examination of the aforementioned documentation, and based on the clarifications presented by the representatives of the Accounting Department and the Accountant of the Company, Mrs. Paula Bragança França Mansur and Mr. William Cuenca Filho, as well as the representative of the Independent Auditor, Deloitte Touche Tohmatsu, Mr. Mauricio Pires Resende, the Board of Directors unanimously approved the Annual Report, the Financial Statements and the Management Proposal for the Allocation of the Results of Operations of the Fiscal Year 2004, previously transcribed, all referred to the fiscal year ended on December 31, 2004, aiming to submit it for the deliberation of the General Shareholders’ Meeting, once the legal and internal procedures are undertaken.

II) CAPITAL BUDGET FOR 2005 – The Board of Directors approved the proposal for the Capital Budget of the Company for 2005, in the amount of R$1,717,757,146.98 (one billion, seven hundred seventeen million, seven hundred fifty seven thousand, one hundred forty six reais and ninety eight cents), pending further deliberation of the General Shareholders’ Meeting.

III) GENERAL SHAREHOLDERS’ MEETING – It was approved that the Company proceeds to call for the General Shareholders’ Meeting in order to deliberate on the topics that were approved by the present Board’s meeting, as well as any other topics deemed necessary, following the legal and internal procedures. For that purpose, the President of the Board is empowered to formalize and/or perform any act or document required to its consecution.

At the end of the meeting, as there were no more topics to be discussed, these minutes were prepared as a summary of the events by the Secretary of the Board, and was approved and signed by the members of the Board of Directors and will henceforth be contained in the meeting log. São Paulo, February 21, 2005.

Board of Directors

Mr. Fernando Xavier Ferreira – Chairman of the Board

Mr. José María Álvarez-Pallete López – Vice Chairman of the Board

Mr. Guillermo Pablo Ansaldo

Mr. Javier Nadal Ariño

Mr. José Fernando de Almansa Moreno-Barreda

Mr. Juan Carlos Ros Brugueras

Mr. Luciano Carvalho Ventura

Mr. Luis Bastida Ibarguen

Mr. Manoel Luiz Ferrão de Amorim

Mr. Miguel Angel Gutierréz Méndez

Mr. Narcis Serra Serra

Audit Committee

Mr. Wolney Querino Schuler Carvalho

Mr. Cleuton Augusto Alves

Mr. Oswaldo Vieira da Luz

Mr. André Cavalcanti Banks da Rocha

João Carlos de Almeida – Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: February 21, 2005.	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director